FOLKUP DEVELOPMENT INC.

Mileve Maric Ajnstajn 72,

Novi Beograd, Republic of Serbia 11070

Tel.  (315) 359-5955

Email: folkupdevelopment@gmail.com

August 23, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:  Ms. Jennifer Lopez-Molina

FOLKUP DEVELOPMENT INC.

Registration Statement on

Form S-1 (File No. 333-216921)

Dear Ms. Lopez-Molina

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, FOLKUP DEVELOPMENT INC. (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement on Form S-1 of the Company be accelerated to Monday, August 28, 2017 at 3:00 p.m. Eastern Time, or as soon thereafter as may be practicable.

The Company hereby acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

Very truly yours,

By:	/s/	Milena Topolac Tomovic
	Name:	Milena Topolac Tomovic
	Title:	President, Treasurer and Secretary
(Principal Executive, Financial and Accounting Officer)